                     [BUCYRUS ACQUISITION CORP. LETTERHEAD]

FOR IMMEDIATE RELEASE

        (SAN FRANCISCO, California)--September 24, 1997--American Industrial Partners Acquisition Company, LLC ("AIP"), Bucyrus Acquisition Corp. ("Bucyrus Acquisition") and Bucyrus International, Inc. ("Bucyrus") announced today that AIP and Bucyrus Acquisition have completed their tender offer for all of the outstanding shares of common stock (NASDAQ: BCYR) of Bucyrus at $18.00 net per share of common stock.

        The offer expired, as scheduled, at 12:00 midnight (EDT) on Tuesday, September 23, 1997.

        As of the termination of the offer, based on a preliminary count from the depositary, American Stock Transfer and Trust Company, approximately 10,380,713 shares of Bucyrus common stock had been tendered and not withdrawn. Subject to the terms of the merger agreement among AIP, Bucyrus Acquisition and Bucyrus, shares of common stock not tendered will be converted into the right to receive $18.00 net per share of common stock pursuant to a second-step merger between Bucyrus Acquisition and Bucyrus.

        Bucyrus is one of the world's leading manufacturers of large scale surface mining equipment and a provider of aftermarket parts and services.

        AIP and Bucyrus Acquisition were formed at the direction of American Industrial Partners Capital Fund II, L.P., a private investment limited partnership which makes equity investments in public and privately held companies located principally in the United States.

                                     # # #

Bucyrus International, Inc. Contact:    D. J. Smoke
                                        Vice President and Chief Financial
                                        Officer
                                        (414)768-5371

American Industrial Partners Contact:   Lawrence W. Ward, Jr.
                                        Principal
                                        (415)788-7354